QuickLinks -- Click here to rapidly navigate through this document

Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following fact sheet was posted on Adobe System Incorporated's website on April 18, 2005:

ADOBE® SYSTEMS INCORPORATED
AND MACROMEDIA

CORPORATE FACTS AT A GLANCE

ADOBE® SYSTEMS INCORPORATED

  •
  MARKET: Graphics, video and business document software

  •
  HEADQUARTERS: San Jose, Calif.

  •
  FOUNDED: 1982

  •
  CHIEF EXECUTIVE OFFICER: Bruce Chizen

  •
  STOCK: ADBE (Nasdaq)

  •
  EMPLOYEES: Approximately 4,000

  •
  REVENUE: $1.67 billion in fiscal 2004

  •
  CUSTOMERS: Creative professionals, enterprises and governments, photo and video hobbyists

  •
  MARKET PRESENCE:

  •
  More than a half-billion copies of Adobe Reader have been distributed worldwide.

  •
  The world's top 10 PC manufacturers ship their systems with Adobe PDF technology pre-installed.

  •
  More than 700 thousand copies of Adobe Creative Suite shipped in its first year (October 2004).

MACROMEDIA, INC.

  •
  MARKET: Web and application development software

  •
  HEADQUARTERS: San Francisco, Calif.

  •
  FOUNDED: 1992

  •
  CHIEF EXECUTIVE OFFICER: Stephen Elop

  •
  STOCK: MACR (Nasdaq)

  •
  EMPLOYEES: Approximately 1,500

  •
  REVENUE: $422 million in CY 2004

  •
  CUSTOMERS: Web and application developers, business users, mobile ecosystem

  •
  MARKET PRESENCE:

  •
  Macromedia Flash Player is installed on more than 98% of Internet-connected desktops and more than half a billion users have the Flash client installed.

  •
  More than 25 million Flash-enabled devices have shipped.

  •
  Macromedia products are used by 90 percent of Fortune 1000 companies.

        Adobe is required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations:

        Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Macromedia Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

        Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

QuickLinks

CORPORATE FACTS AT A GLANCE